Exhibit 99.1

GDS Reports

Third Quarter 2017 Results

GDS Reports Third Quarter 2017 Results

Shanghai, China, November 9, 2017 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights

•                  Net revenue increased by 42.8% year-over-year (“Y-o-Y”) to RMB424.4 million (US$63.8 million) in the third quarter of 2017 (3Q2016: RMB297.2 million).

•                  Service revenue increased by 58.5% Y-o-Y to RMB423.0 million (US$63.6 million) in the third quarter of 2017 (3Q2016: RMB266.9 million).

•                  Net loss was RMB90.3 million (US$13.6 million) in the third quarter of 2017, compared with a net loss of RMB52.6 million in the third quarter of 2016.

•                  Adjusted EBITDA (non-GAAP) increased by 71.4% Y-o-Y to RMB133.7 million (US$20.1 million) in the third quarter of 2017 (3Q2016: RMB78.0 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 31.5% in the third quarter of 2017 (3Q2016: 26.2%).

Operating Highlights

•                      Total area committed increased by 41.3% Y-o-Y to 82,850 sqm as of September 30, 2017 (September 30, 2016: 58,627 sqm).

•                      Area utilized (or revenue generating space) increased by 47.2% Y-o-Y to 50,579 sqm as of September 30, 2017 (September 30, 2016: 34,369 sqm).

•                      Area in service increased by 59.4% Y-o-Y to 77,832 sqm as of September 30, 2017 (September 30, 2016: 48,822 sqm).

•                      Commitment rate for area in service was 89.8% as of September 30, 2017 (September 30, 2016: 93.8%) and utilization rate was 65.0% as of September 30, 2017 (September 30, 2016: 70.4%).

•                      Area under construction was 37,478 sqm as of September 30, 2017 (September 30, 2016: 37,194 sqm)

•                      Pre-commitment rate for area under construction was 34.6% as of September 30, 2017 (September 30, 2016: 34.5%).

“We are delighted to celebrate the one-year anniversary of our public listing with excellent financial and operational achievements,” said Mr. William Huang, Chairman and Chief Executive Officer. “In the third quarter of 2017, we delivered over 8,000 sqm (net) of revenue-generating space to customers, while adding over 6,000 sqm (net) to our total area committed. At the same time, we brought our second self-developed data center in Beijing in to service, started construction of a major new data center in Chengdu, and announced the acquisition of a fully operational data center in Guangzhou. These achievements reflect the strength of market demand and GDS’s leadership position in China. We are also extremely proud to have recently announced CyrusOne as our strategic partner and investor. This partnership creates significant synergies and brings unique service offerings and a compelling value proposition to our customers, while at the same time providing a meaningful source of capital to fund development for our growing pipeline of demand. As we continue to make broad-based progress on all fronts, we look forward to further advancing our strategy to be to the home of the Cloud in China.”

“In the third quarter of 2017, we continued to execute on our plans and achieved strong financial results,” said Mr. Dan Newman, Chief Financial Officer of GDS Holdings. “As a result of the smooth delivery of our contract backlog, our service revenue grew by 58.5% year-over-year during the third quarter, while at the same time, our adjusted NOI margin and adjusted EBITDA margin reached 47.6% and 31.5%, respectively, benefiting from the increased scale and operating leverage of our business. With an impressive sales and development pipeline and strong financial position, we are well-positioned to continue our solid growth momentum.”

Third Quarter 2017 Financial Results

Net revenue in the third quarter of 2017 was RMB424.4 million (US$63.8 million), a 42.8% increase over the third quarter of 2016 of RMB297.2 million and a 26.2% increase over the second quarter of 2017 of RMB336.2 million. Service revenue in the third quarter of 2017 was RMB423.0 million (US$63.6 million), a 58.5% increase over the third quarter of 2016 of RMB266.9 million and a 27.6% increase over the second quarter of 2017 of RMB331.5 million. The sequential increase in net revenue and service revenue was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 8,109 sqm of net additional area utilized. Revenue from IT equipment sales was RMB1.4 million (US$0.2 million), compared with RMB30.3 million in the third quarter of 2016 and RMB4.7 million in the second quarter of 2017.

Cost of revenue in the third quarter of 2017 was RMB321.7 million (US$48.4 million), a 44.6% increase over the third quarter of 2016 of RMB222.5 million and a 26.2% increase over the second quarter of 2017 of RMB254.9 million. The increase over the previous quarter was mainly due to an increase in utility cost in relation to higher area utilized, as well an increase in depreciation and amortization cost in relation to the Shenzhen 5 acquisition completed at the end of the second quarter and the new Beijing 2 data center coming into service in the third quarter of 2017. Equipment cost was RMB1.0 million (US$0.2 million), compared with RMB25.5 million in the third quarter of 2016 and RMB4.0 million in the second quarter of 2017.

Gross profit was RMB102.7 million (US$15.4 million) in the third quarter of 2017, a 37.6% increase over the third quarter of 2016 of RMB74.6 million, and a 26.3% increase over the second quarter of 2017 of RMB81.4 million. The increase was mainly due to higher area utilized by customers. Gross profit margin was 24.2% in the third quarter of 2017, compared with 25.1% in the third quarter of 2016, and 24.2% in the second quarter of 2017.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted NOI was RMB201.9 million (US$30.3 million) in the third quarter of 2017, a 53.3% increase over the third quarter of 2016 of RMB131.7 million and a 29.2% increase over the second quarter of 2017 of RMB156.3 million. The increase was mainly due to higher area utilized by customers.

Adjusted NOI margin (non-GAAP) was 47.6% in the third quarter of 2017, compared with 44.3% in the third quarter of 2016, and 46.5% in the second quarter of 2017. The increase over the previous quarter was mainly due to a leverage effect realized on personnel, rent and other fixed-cost components of cost of revenue as data centers ramp up.

Selling and marketing expenses, excluding share-based compensation expenses of RMB4.7 million (US$0.7 million), were RMB18.1 million (US$2.7 million) in the third quarter of 2017, a 5.8% increase over the third quarter of 2016 of RMB17.1 million (with share-based compensation of RMB nil) and an 8.7% decrease from the second quarter of 2017 of RMB19.8 million (excluding share-based compensation of RMB3.7 million). The decrease over the previous quarter was primarily due to the sales bonus booked in the second quarter of 2017.

General and administrative expenses, excluding share-based compensation expenses of RMB7.2 million (US$1.1 million), were RMB56.8 million (US$8.5 million) in the third quarter of 2017, a 31.1% increase over the third quarter of 2016 of RMB43.3 million (with share-based compensation of RMB nil) and a 37.3% increase from the second quarter of 2017 of RMB41.4 million (excluding share-based compensation of RMB6.4 million). The increase over previous quarter was primarily due to more personnel cost as well as more professional fee cost related to acquisition.

Research and development costs were RMB2.1 million (US$0.3 million) in the third quarter of 2017, compared with RMB2.2 million in the third quarter 2016 and RMB1.2 million in the second quarter of 2017.

Net interest expenses for the third quarter of 2017 were RMB105.7 million (US$15.9 million), a 52.3% increase over the third quarter of 2016 of RMB69.4 million and a 23.3% increase over the second quarter of 2017 of RMB85.8 million. The increase over the previous quarter was mainly due to an increase of total debt to finance data center capacity expansion.

Foreign currency exchange loss for the third quarter of 2017 was RMB1.6 million (US$0.2 million), compared with a gain of RMB2.6 million in the third quarter of 2016 and a loss of RMB1.2 million in the second quarter of 2017.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB133.7 million (US$20.1 million) in the third quarter of 2017, a 71.4% increase over the third quarter of 2016 of RMB78.0 million and a 33.8% increase over the second quarter of 2017 of RMB99.9 million. The increase was mainly due to higher area utilized by customers.

Adjusted EBITDA margin (non-GAAP) was 31.5% in the third quarter of 2017, compared with 26.2% in the third quarter of 2016, and 29.7% in the second quarter of 2017. The increase over the previous quarter was mainly due to a leverage effect realized on general and administrative expenses as well as on personnel, rent and other fixed cost components of cost of revenue as data centers ramp up.

Net loss in the third quarter of 2017 was RMB90.3 million (US$13.6 million), compared with a net loss of RMB52.6 million in the third quarter of 2016, and a net loss of RMB75.7 million in the second quarter of 2017.

Basic and diluted loss per ordinary share in the third quarter of 2017 was RMB0.12 (US$0.02), compared with RMB0.38 in the third quarter of 2016, and RMB0.10 in the second quarter of 2017.

Basic and diluted loss per American Depositary Share (“ADS”) in the third quarter of 2017 was RMB0.95 (US$0.14), compared with RMB3.08 in the third quarter of 2016, and RMB0.80 in the second quarter of 2017. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the third quarter of 2017 was 82,850 sqm, compared with 58,627 sqm at the end of the third quarter of 2016 and 76,541 sqm at the end of the second quarter of 2017, an increase of 41.3% Y-o-Y and 8.2% quarter-over-quarter (“Q-o-Q”). The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the third quarter of 2017 was 77,832 sqm, compared with 48,822 sqm at the end of the third quarter of 2016 and 71,577 sqm at the end of the second quarter of 2017, an increase of 59.4% Y-o-Y and 8.7% Q-o-Q. During the third quarter of 2017, the Beijing 2 data center was brought into service.

Area under construction at the end of the third quarter of 2017 was 37,478 sqm, compared with 37,194 sqm at the end of the third quarter of 2016 and 38,028 sqm at the end of the second quarter of 2017. During the third quarter of 2017, Phase 1 of the Chengdu 2 data center was newly commenced and under construction.

Commitment rate of area in service was 89.8% at the end of the third quarter of 2017, compared with 93.8% at the end of the third quarter of 2016 and 92.2% at the end of second quarter 2017. Pre-commitment rate of area under construction was 34.6% at the end of the third quarter of 2017, compared with 34.5% at the end of the third quarter of 2016 and 27.7% at the end of the second quarter 2017.

Area utilized at the end of the third quarter of 2017 was 50,579 sqm, compared with 34,369 sqm at the end of the third quarter of 2016 and 42,470 sqm at the end of the second quarter of 2017, an increase of 47.2% Y-o-Y and 19.1% Q-o-Q.

Utilization rate of area in service was 65.0% at the end of the third quarter of 2017, compared with 70.4% at the end of the third quarter of 2016 and 59.3% at the end of the second quarter 2017.

Liquidity

As of September 30, 2017, cash was RMB1,174.1 million (US$176.5 million). Total short-term debt was RMB991.3 million (US$149.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB952.7 million (US$143.2 million) and the current portion of capital lease and other financing obligations of RMB38.6 million (US$5.8 million). Total long-term debt was RMB4,950.7 million (US$744.1 million), comprised of long-term borrowings (excluding current portion) of RMB2,241.9 million (US$337.0 million), convertible bonds of RMB995.5 million (US$149.6 million) and the non-current portion of capital lease and other financing obligations of RMB1,713.3 million (US$257.5 million). During the third quarter of 2017, the Company obtained new debt facilities of RMB570.0 million (US$85.7 million).

Updated Business Outlook

For the full year of 2017, the Company now expects its total revenues to be between RMB1,525 million and RMB1,575 million, compared with the previously guided range of RMB1,475 million to RMB1,575 million; and adjusted EBITDA to be between RMB480 million and RMB495 million, compared with the previously guided range of RMB465 million to RMB495 million. The midpoints of the updated estimates imply an increase of 54.5% and 80.2% year-over-year in total service revenues and adjusted EBITDA, respectively.

In addition, in an effort to meet the strong market demand, the Company has initiated new projects at a faster rate than previously expected with accelerated development timelines. As such, the Company now expects to incur capital expenditures of approximately RMB2,300 million for the full year of 2017, compared with previously guided RMB1,800 million. The updated capital expenditures estimate implies an increase of 100.5% year-over-year.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, November 9, 2017 (9:00 p.m. Beijing Time on November 9, 2017) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	4696669

A telephone replay will be available approximately two hours after the call until November 16, 2017 by dialing:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	4696669

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjust NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6533 to US$1.00, the noon buying rate in effect on September 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed cloud value proposition. The Company has a 16-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale Cloud service providers, large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2016	As of September 30, 2017
	RMB	RMB	US$

Assets
Current assets
Cash	1,811,319	1,174,079	176,466
Accounts receivable, net of allowance for doubtful accounts	198,851	306,308	46,039
Value-added-tax (“VAT”) recoverable	72,958	87,377	13,133
Prepaid expenses and other current assets	127,185	143,205	21,523
Total current assets	2,210,313	1,710,969	257,161

Property and equipment, net	4,322,891	6,368,830	957,244
Goodwill and intangible assets, net	1,433,656	1,757,017	264,082
Other non-current assets	237,006	417,485	62,749
Total assets	8,203,866	10,254,301	1,541,236

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	628,478	952,734	143,197
Accounts payable	513,543	579,333	87,074
Accrued expenses and other payables	248,607	335,785	50,469
Capital lease and other financing obligations, current	88,593	38,594	5,801
Total current liabilities	1,479,221	1,906,446	286,541

Long-term borrowings, excluding current portion	1,509,676	2,241,895	336,960
Convertible bonds payable	1,040,550	995,535	149,630
Capital lease and other financing obligations, non-current	1,022,959	1,713,262	257,506
Other long-term liabilities	164,986	573,047	86,130
Total liabilities	5,217,392	7,430,185	1,116,767

Shareholders’ equity
Ordinary shares	260	267	40
Additional paid-in capital	4,036,959	4,083,234	613,716
Accumulated other comprehensive loss	(192,080)	(190,363)	(28,612)
Accumulated deficit	(858,665)	(1,069,022)	(160,675)
Total shareholders’ equity	2,986,474	2,824,116	424,469
Commitments and contingencies

Total liabilities and shareholders’ equity	8,203,866	10,254,301	1,541,236

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	266,890	331,490	423,042	63,584	703,284	1,098,197	165,060
Equipment sales	30,266	4,724	1,391	209	41,007	12,493	1,878
Total net revenue	297,156	336,214	424,433	63,793	744,291	1,110,690	166,938
Cost of revenue	(222,514)	(254,853)	(321,709)	(48,353)	(554,548)	(820,407)	(123,308)
Gross profit	74,642	81,361	102,724	15,440	189,743	290,283	43,630

Operating expenses
Selling and marketing expenses	(17,109)	(23,508)	(22,854)	(3,435)	(51,672)	(67,618)	(10,163)
General and administrative expenses	(43,323)	(47,733)	(63,972)	(9,615)	(174,775)	(160,473)	(24,119)
Research and development expenses	(2,156)	(1,203)	(2,059)	(309)	(6,921)	(4,720)	(709)
Income (loss) from operations	12,054	8,917	13,839	2,081	(43,625)	57,472	8,639
Other income (expenses):
Net interest expenses	(69,404)	(85,755)	(105,733)	(15,892)	(179,696)	(270,096)	(40,596)
Foreign currency exchange gain (loss), net	2,645	(1,229)	(1,638)	(246)	6,746	(5,473)	(823)
Others, net	503	1,010	866	130	1,712	2,702	406
Loss before income taxes	(54,202)	(77,057)	(92,666)	(13,927)	(214,863)	(215,395)	(32,374)
Income tax benefits	1,626	1,334	2,337	351	8,090	5,038	757
Net loss	(52,576)	(75,723)	(90,329)	(13,576)	(206,773)	(210,357)	(31,617)
Change in redemption value of redeemable preferred shares	(29,441)	0	0	0	(87,310)	0	0
(Cumulative) Dividend on preferred shares	(1,863)	0	0	0	(5,588)	0	0
Net loss attributable to ordinary shareholders	(83,880)	(75,723)	(90,329)	(13,576)	(299,671)	(210,357)	(31,617)

Loss per ordinary share
Basic and diluted	(0.38)	(0.10)	(0.12)	(0.02)	(1.37)	(0.28)	(0.04)

Weighted average number of ordinary share outstanding
Basic and diluted	217,987,922	760,619,962	761,737,609	761,737,609	217,987,922	760,795,203	760,795,203

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30,2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(52,576)	(75,723)	(90,329)	(13,576)	(206,773)	(210,357)	(31,617)
Foreign currency translation adjustments, net of nil tax	(14,158)	3,577	4,414	663	(64,734)	1,717	258
Comprehensive loss	(66,734)	(72,146)	(85,915)	(12,913)	(271,507)	(208,640)	(31,359)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(52,576)	(75,723)	(90,329)	(13,576)	(206,773)	(210,357)	(31,617)
Depreciation and amortization	62,617	78,692	104,722	15,740	156,086	260,738	39,189
Amortization of debt issuance cost and debt discount	—	4,459	8,436	1,268	422	17,425	2,619
Share-based compensation expense	—	12,294	15,594	2,344	57,187	41,394	6,222
Others	(1,854)	(1,829)	(5,478)	(824)	(11,431)	(11,438)	(1,719)
Changes in operating assets and liabilities	(108,688)	(85,463)	(87,977)	(13,223)	(118,061)	(258,818)	(38,900)
Net cash used in operating activities	(100,501)	(67,570)	(55,032)	(8,271)	(122,570)	(161,056)	(24,206)

Purchase of property and equipment	(386,874)	(362,149)	(433,352)	(65,133)	(704,429)	(1,175,471)	(176,675)
Payments related to acquisitions	—	(43,599)	(10,338)	(1,554)	(159,363)	(53,937)	(8,107)
Net cash used in investing activities	(386,874)	(405,748)	(443,690)	(66,687)	(863,792)	(1,229,408)	(184,782)

Net proceeds from financing activities	451,976	432,498	226,258	34,007	847,322	805,108	121,009
Net cash provided by financing activities	451,976	432,498	226,258	34,007	847,322	805,108	121,009
Effect of exchange rate changes on cash	(346)	(20,485)	(19,470)	(2,927)	13,274	(51,884)	(7,799)

Net decrease of cash	(35,745)	(61,305)	(291,934)	(43,878)	(125,766)	(637,240)	(95,778)
Cash at beginning of period	834,477	1,527,318	1,466,013	220,344	924,498	1,811,319	272,244
Cash at end of period	798,732	1,466,013	1,174,079	176,466	798,732	1,174,079	176,466

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross profit	74,642	81,361	102,724	15,440	189,743	290,283	43,630
Depreciation and amortization	56,916	72,609	95,372	14,335	142,722	239,269	35,962
Accretion expenses for asset retirement costs	165	203	269	40	435	625	94
Share-based compensation expenses	—	2,108	3,527	530	1,169	7,365	1,107
Adjusted NOI	131,723	156,281	201,892	30,345	334,069	537,542	80,793
Adjusted NOI margin	44.3%	46.5%	47.6%	47.6%	44.9%	48.4%	48.4%

	Three months ended				Nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(52,576)	(75,723)	(90,329)	(13,576)	(206,773)	(210,357)	(31,617)
Net interest expenses	69,404	85,755	105,733	15,892	179,696	270,096	40,596
Income tax benefits	(1,626)	(1,334)	(2,337)	(351)	(8,090)	(5,038)	(757)
Depreciation and amortization	62,617	78,692	104,722	15,740	156,086	260,738	39,189
Accretion expenses for asset retirement costs	165	203	269	40	435	625	94
Share-based compensation expenses	—	12,294	15,594	2,344	57,187	41,394	6,222
Adjusted EBITDA	77,984	99,887	133,652	20,089	178,541	357,458	53,727
Adjusted EBITDA margin	26.2%	29.7%	31.5%	31.5%	24.0%	32.2%	32.2%